

February 22, 2011

Peter B. Orthwein
President and Chief Executive Officer
Thor Industries, Inc.
419 W. Pike Street
Jackson Center, OH 45334

> **Re:** **Thor Industries, Inc.**
> **Form 10-Q: For the Quarterly Period Ended April 30, 2010**
> **Filed July 1, 2010**
> **File No. 001-09235**
> **Form 10-K: For the Fiscal Year Ended July 31, 2010**
> **Filed September 29, 2010**
> **File No. 001-09235**

Dear Mr. Orthwein:

We have reviewed your filings and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q: For the Quarterly Period Ended April 30, 2010

Notification of Late Filing and Application for Extension to File

1. We note that you filed a Form 12b-25 (Notification of Late Filing and Application for Extension to File) with respect to your Quarterly Report on Form 10-Q for the period ended April 30, 2010 because of your independent auditor's evaluation of certain accounting positions previously taken in your audited financial statements included in the Form 10-K for the fiscal year ended July 31, 2009 and the unaudited financial statements included in the Quarterly Reports on Form 10-Q for the periods ended January 31, 2009, April 30, 2009, October 31, 2009 and January 31, 2010. In this regard, your independent auditor was addressing issues relating to the accounting treatment for (a) your transactions with Stephen Adams and FreedomRoads that were consummated in January 2009, and (b) repurchase reserves relating to agreements with lenders to your independent dealers and revenue recognition issues with respect to transactions with your independent dealers. Please explain

in detail the issue your independent auditor was addressing relating to the accounting treatment for your transaction with Stephen Adams and FreedomRoad, the repurchase reserves, and the revenue recognition issues with your independent dealers. In your response, please further describe these issues, and provide an analysis of the accounting treatment for the transactions and the basis for the conclusions reached.

Form 10-K: For the Fiscal Year Ended July 31, 2010

Item 15. Exhibits and Financial Statements, page 39

2. Please file the Exclusivity Agreement between you and FreedomRoads Holding Company, LLC, FreedomRoads, LLC and certain subsidiaries of FreedomRoads, LLC. It appears that this is a material agreement that should have been filed as an exhibit to your filing.

Notes to the Consolidated Financial Statements, Page F-7

Note L: Business Segments, page F-20

3. We note your disclosure that SJC, for segment reporting, is aggregated in the buses reportable segment because of similar economic characteristics, and the nature of the products, production process, type of customer, distribution channels and regulatory environment. Please provide us your evaluation of these characteristics in accordance with the guidance in ASC 280-10-50-11, in which all criteria must be met, in support of your assertion that these characteristics are similar. In addition, in light of disclosure on page 1 in your filing that states that your operating subsidiaries continue as independent operations, please tell us how the chief operating decision maker assesses performance of SJC.

4. Please provide the disclosures required by ASC 280-10-50-40. It appears that you should be separately quantifying revenue attributable to ambulances. Provide us the disclosure that would have been included in the 2010 Form 10-K.

Note Q: Loan Transaction and related Notes Receivables, page F-23

5. Please explain in detail why it was appropriate to recognize revenue on sales to FreedomRoad Holdings, considering that it appears your loans enabled FreedomRoad to repay its principal obligations under floor plan financing. Collectability must also be reasonably assured before revenue can be recognized and absent the loan to FreedomRoad, it appears that you would have been obligated to repurchase the products sold to the dealer. See our related comment number 1 noted above.

6. In addition, provide us your analysis of the loans as variable interests in FreedomRoad. Specifically, provide support for your assertion that you were not the primary beneficiary and that consolidation was not appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at 202-551-3380 with any questions.

Sincerely,

Lyn Shenk
Branch Chief